Ballard Power Systems Inc.

News Release

S.African Gov’t Supports Ballard and Anglo American Platinum Fuel Cell Systems Deployment
Product designed to deliver power to off-grid residential dwellings

For Immediate Release – June 18, 2013

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today announced that, with a commitment of investment funding to support field trials, the South African Government has reinforced its support of growth in that country’s fuel cell industry. Godfrey Oliphant, South Africa’s Deputy Minister of Mineral Resources, made the announcement during his presentation to attendees of the “Hydrogen + Fuel Cells 2013 International Conference and Exhibition” (www.hfc2013.com) in Vancouver.

As part of its beneficiation strategy and the drive to improve on the uses of platinum, the South African Government, through its funding institutions, will partner with Ballard Power Systems and Anglo American Platinum with initial field trials of a new methanol-fuelled ‘home generator’ prototype product designed for use in off-grid residential applications. The product encompasses a complete fuel cell system, including fuel cell stack, methanol fuel processor and other components needed to meet the market requirements of rural electrification within a local mini-grid. The home generator product is being developed as a means of addressing the many African households in rural communities that are currently unable to economically access the grid as a result of distance or terrain.

Godfrey Oliphant, South Africa’s Deputy Minister of Mineral Resources said, “We are very pleased to support the field trials of the home generator product being developed by Anglo American Platinum and Ballard Power Systems. Projects such as this are key in the development of new technologies which will stimulate the creation of jobs for the South African economy.”

Platinum-based fuel cells provide a significant economic and environmental development opportunity for South Africa by facilitating the provision of clean, reliable and cost-effective power.
South Africa holds 75% of the world’s supply of platinum, a key component of Ballard’s proton exchange membrane fuel cell products.

“Anglo’s involvement in fuel cell market adoption extends beyond the implications for platinum utilization to the potential transformational impact fuel cells could have on the economy in South Africa,” said Andrew Hinkly, Anglo American Platinum’s Executive Head of Marketing. “Fuel cell-based product deployments enable the platinum beneficiation strategy in Africa and create jobs in a key growth sector for the economy.”

Karim Kassam, Vice President, Business & Corporate Development added, “We are excited by the progress under our joint development agreement with Anglo American Platinum. Work to date has included a market feasibility study, testing of a proof-of-concept system based on existing technology and initial work on a prototype system.”

Systems deployed in initial field trials during 2014 will provide valuable data to support further development of the prototype systems. Upon successful completion of the product development phase, plans are to proceed to a pilot test of more than two hundred units in villages across rural South Africa in 2015.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements product development activities, market adoption for our products and business development opportunities. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com